DONALD R. REYNOLDS

dreynolds@wyrick.com

January 11, 2008

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: James Peklenk, Staff Accountant

Re:	Salix Pharmaceuticals, Ltd.

Form 10-K for the fiscal year ended December 31, 2006

Filed March 15, 2007

Form 10-Q for the period ended September 30, 2007

Filed August 9, 2007

File No. 000-23265

Dear Mr. Peklenk:

We write this letter on behalf of our client Salix Pharmaceuticals, Ltd. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated December 18, 2007. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Form10-K – December 31, 2006

Manufacturing, page 9

1. It appears you have not yet filed the following agreements:

•	Omnichem s.a.;

•	Pharmazell;

James Peklenk

January 11, 2008

•	Nexgen Pharma Inc.;

•	Carton Service;

•	aaiPharma;

•	Paddock Laboratories;

•	Crown Laboratories;

•	WellSpring Pharmaceuticals; and

•	the supply agreement with Merck.

Please provide a detailed analysis supporting your determination that you are not required to file each of these agreements pursuant to Item 601(b)(10) of Regulation S-K.

Salix has reviewed again each of its manufacturing, supply or packaging agreements disclosed under the heading “Manufacturing” and elsewhere in its Form 10-K in light of the Staff’s comment and concluded that none of such agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K because they were entered into in the ordinary course of business and: (i) no director, officer, promoters or voting security holders named in the registration statement or underwriters are a party thereto; and (ii) Salix’s business is not substantially dependent, individually or in the aggregate, on such agreements.

Specifically, none of the agreements individually results in material expense for Salix. As disclosed under the “Liquidity and Capital Resources” subsection of Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, in Item 7 of the Form 10-K, Salix’s aggregate purchase commitments for its drug products totaled only $18.2 million in 2006, which was less than 10% of Salix’s net product revenues for the same time period and just over 10% of total costs and expenses for the same time period. Finally, and most importantly, Salix believes that if one of the referenced manufacturing, supply or packaging agreements were terminated by the other party pursuant to its terms, Salix would be able to enter into an alternative arrangement with little or minimal interruption to Salix’s business.

Form 10-Q – Period Ending September 30, 2007

2. We note you entered into a license agreement with Wilmington Pharmaceuticals, LLC in September 2007. This agreement does not appear to be filed. Please provide an analysis supporting your determination that it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if the contract is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the contract is, among other things, one “upon which the registrant’s business is substantially dependent.”

James Peklenk

January 11, 2008

The license agreement with Wilmington Pharmaceuticals was entered into by Salix in its ordinary course of business. As disclosed in its periodic filings, including Forms 10-K and 10-Q, Salix’s strategy is to identify and acquire rights to products it believes have the potential for near-term regulatory approval or are already approved and then to commercialize these products. The license agreement with Wilmington Pharmaceuticals is part of this ordinary course business strategy.

Earlier in the development of its business, Salix filed all contracts similar to its contract with Wilmington Pharmaceuticals based upon the materiality of such contracts to Salix at that time. With a limited number of products, each such contract was material. However, Salix now has 10 marketed products and several potential products in development in addition to metoclopramide-Zydis. Accordingly, Salix now reviews each individual product and product candidates acquired separately within Salix’s overall strategy to determine materiality.

As publicly disclosed in its Form 10-Q for the quarter ended September 30, 2007, Salix could be required to make milestone payments of up to $8,000,000 to Wilmington Pharmaceuticals under this license agreement, $500,000 of which was paid upon entering into the license agreement. The remaining potential total milestones represent approximately 3.0% of Salix’s net revenues for the twelve-month period ended September 30, 2007. Accordingly, Salix does not believe the payment of milestones to Wilmington Pharmaceuticals, if required, will be material to Salix’s results of operations or financial condition, not to mention that the negative impact of being required to make any future milestone payments would be offset by the fact that they would indicate positive developments that could lead to additional revenue.

If metoclopramide-Zydis is approved by the FDA and sold by Salix, Salix will recognize revenue, less royalties to Wilmington Pharmaceuticals on sales of the product. Based upon the revenues received by Salix for its other products, Salix does not believe that its business is substantially dependent upon any future sales of metoclopramide-Zydis, nor are the amounts to be received by Salix for sales of the product or paid by Salix to Wilmington Pharmaceuticals as royalties material to Salix.

In conclusion, as set forth above, Salix respectfully submits that it has reviewed its license agreement with Wilmington Pharmaceuticals and determined that it does not need to be filed pursuant to Section 601(b)(10) of Regulation S-K.

* * * * * * * * *

As requested, please be advised that Salix hereby acknowledges that:

•	Salix is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

James Peklenk

January 11, 2008

•	Salix may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Salix respectfully submits that the foregoing amendments to the Registration Statement are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Mark Reeth